NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

December 1, 2025

Mariam Mansaray

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SETO Holdings, Inc.
Offering Statement on Form 1-A
Filed September 10, 2025
File No. 024-12665

Dear Ms. Mansaray:

With respect to the accompanying Pre-Qualification Amendment No. 2 to the Offering Statement on Form 1-A of SETO Holdings, Inc. (the “Company”), please be advised that Pre-Qualification Amendment No. 2 includes the following items that were included in Pre-Qualification Amendment No. 1:

•	The involvement of the named placement agent broker-dealer in the original filing has been cancelled. Accordingly, the disclosure has been updated to reflect this change. Further, Exhibit 1.1 includes an amendment to the Placement Agent and Advisory Services Agreement that specifically excludes the Company’s obligation to compensate the broker-dealer with respect to any Regulation A offering, including this offering.

•	Three selling shareholders that own a total of 1,000,000 shares of common stock have been added to the offering.

•	The disclosure under Dilution, Use of Proceeds, Plan of Distribution, Selling Shareholders and Security Ownership of Certain Beneficial Owners and Management reflects the changes indicated above.

In addition, Pre-Qualification Amendment No. 2 includes the following additions, which occurred during the recent Federal government shutdown:

•	The Company acquired CapCity Beverage, LLC, the relevant agreement being filed as Exhibit 7.2 (see also Exhibits 2.5 and 3.5). The financial statements of CapCity, LLC are included following the Pro Forma Financial Statement presentation.

•	The Company’s Designation of Series C Preferred Stock is filed as Exhibit 2.5.

•	The Company’s October 23, 2025, Securities Purchase Agreement and accompanying $25,000 principal amount Convertible Promissory Note are filed as Exhibits 6.4 and 3.4, respectively.

•	The disclosure describes the establishment of an Advisory Board, the backgrounds of its initial members and their financial arrangements. The agreements between the Company and the three advisory board members are filed as Exhibits 6.5, 6.6 and 6.7, respectively.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: SETO Holdings, Inc.